EXHIBIT 99.2

GRAND TOYS INTERNATIONAL LIMITED

Suite 1501, 15th Floor, Chinachem Golden Plaza

77 Mody Road, Tsimshatsui East

Kowloon, Hong Kong

(Nasdaq: GRIN)

www.grand.com

Contact:

David C.W. Howell

Chief Financial Officer

E-mail: dhowell@grandtoys.com.hk

FOR IMMEDIATE RELEASE

GRAND TOYS ANNOUNCES INTENTION TO ACQUIRE WHAM-O INC.

Hong Kong – February 14, 2008. Grand Toys International Limited (Nasdaq: GRIN) today announced the signing of a term sheet to acquire 100% of Wham-O, Inc. (“Wham-O”) from Cornerstone Strategic Management Limited, a company owned and controlled by Raylin Hsieh, the wife of Grand Toys major shareholder, Jeff Hsieh. As consideration for the proposed transaction, Grand Toys will pay to Cornerstone Strategic Management Limited cash consideration of US$35 million adjusted for liabilities of Wham-O and 100% of the shares of its wholly-owned subsidiaries Hua Yang Holdings Co., Ltd. (“Hua Yang”) and Kord Holdings Inc. (“Kord”). The inter-company liabilities between (i) Grand Toys, and (ii) Hua Yang and Kord, will be written off at closing of the transaction. The transaction will be subject to due diligence, Board and shareholder approval, the successful completion of a convertible bond financing to fund the purchase price, the absence of any material adverse changes in Wham-O, the negotiation of satisfactory definitive documentation for the transaction, and the fulfillment of all conditions precedent to the transaction.

Based in the US, Wham-O is a leading manufacturer of branded outdoor and leisure products with annual turnover of approximately US$50 million in fiscal 2007 (unaudited). Wham-O designs, manufactures and markets some of the most recognizable brands in the world today, such as Frisbee®, Slip ‘N Slide®, Hula Hoop®, Morey® Boogie® boards, Snow Boogie® and BZ® Pro Boards™. The proposed acquisition of Wham-O will give Grand Toys a platform on which to build a world-class branded outdoor products, leisure products and specialty toy company with a suite of recognized brands that have significant potential for growth in international markets. Wham-O will give Grand Toys a core business to build around and allow it to drive synergies with International Playthings, Inc. (“IPI”), its wholly-owned sales and distribution business in the US. As a part of this proposed transaction, Grand Toys will divest its low margin, non-core Hua Yang and Kord manufacturing businesses. Grand Toys’ strategy is to become a focused branded consumer outdoor products, leisure products and specialty toy company with a significant suite of recognized brands and proprietary nationwide US sales and distribution capabilities.

Grand Toys International Limited

“The new Board of Directors of Grand Toys, which was assembled in mid-2007, has been focusing on developing a new direction and strategy for Grand Toys to give the company a platform for growth” comments David Howell, CFO of Grand Toys. “We believe the acquisition of Wham-O represents a transformational opportunity for Grand Toys and it will become the key asset around which we will build our business. In addition, the divestiture of the low margin, non-core Hua Yang and Kord manufacturing businesses frees up significant working capital for the company and allows us to reduce substantially our bank debt, creating a much healthier balance sheet.”

A Special Committee of the Board has been formed to oversee the transaction and the Special Committee will be delivering a recommendation to the shareholders. Latitude Capital Group, an Asian investment banking firm, has been appointed to arrange the acquisition financing for the company. Jones Day, an international law firm, has been appointed to represent the company on the transaction.

About Grand Toys International Limited:

Grand Toys International Limited, through its Hong Kong, PRC and US operating subsidiaries, develops, manufactures and distributes toy and toy-related products throughout the world; prints and assembles books and specialty packaging; and develops and manufactures party goods. Additional information on Grand Toys can be found on its website at http://www.grand.com. Additional information on Hua Yang can be found on http://www.huayangprinting.com. Additional information on Kord can be found on http://www.kordparty.com. Additional information on IPI can be found on its website at http://www.intplay.com.

About Wham-O, Inc.:

Founded in 1948, WHAM-O is headquartered in Emeryville, California. WHAM-O’s leading toy brands include classic toys such as: the Slip ‘N Slide® water slide, Frisbee® flying discs, Hula Hoop®, and Super Ball®. WHAM-O’s leading outdoor, water, surf and snow recreational brands include: the Original Frisbee Disc® flying disc for use in freestyle, ultimate and disc golf, the Hacky Sack® footbag, MOREY® Boogie® bodyboards, and BZ® PRO BOARDS™ bodyboards, CHURCHILL® swimfins, SNOW BOOGIE® and SLEDZ® snow sleds and Riva Sports® snowboards. WHAM-O designs and manufactures a core of more than 70 products that appeal to all ages. For more information, visit http://www.wham-o.com or call toll free 1-888-WHAM-O-50 (1-888-942-6650).

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC, and the filings of its predecessor, Grand Toys International, Inc., now a subsidiary of Grand Toys International Limited.